Special Meetings of Shareholders

A Special meeting of shareholders of the International Portfolio was held on November 21, 2008 (the "Meeting"). The Meeting was held to to approve an Agreement and Plan of Reorganization whereby the International Portfolio would transfer all of its assets to the American Independence International Bond Fund in exchange for Institutional Class ("Class I") shares of the American Independence International Bond Fund.

The number of shares outstanding on record date (October 23, 2008), number of shares represented at the meeting, and the details of the voting with respect to the stated matter are given below.
All matters presented received the required number of affirmative votes for approval.

Shares Outstanding	5,979,725.373
Shares Represented	3,585,171.655
Affirmative Votes	3,585,171.655
Objecting Votes		None
Abstained Votes	   	None